S 06009379 COMMISSION
49

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SEC FILE NUMBER
8- 11575

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midstate, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 N. Main Street, Suite 3
(No. and Street)

Bloomington (City) Illinois (State) 61701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Brown (309)829-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser & Company, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

202 North Center Street (Address) Bloomington (City) Illinois (State) 61701 (Zip Code)

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
AUG 29 2006
WASH. D.C. SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midstate Incorporated, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

OFFICIAL SEAL
JANET M. STAUFFER
Notary Public, State of Illinois
My Commission Expires 07-17-10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2006

ASSETS

Cash	$	192,663
Accounts receivable:		
Securities sold, broker		2,665,364
Other		48,698
Interest		22,136
Security deposit		1,000
Investment in municipal bonds		1,076,447
Prepaid expenses		11,908
Property and equipment, net of accumulated depreciation and amortization of $438,579		199,048
	$	4,217,264

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable:		
Securities purchased	$	2,521,331
Trade		182,522
Accrued state income tax		10,184
Other accrued expenses		96,353
	$	2,810,390

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares	$	25,000
Retained earnings		1,381,874
	$	1,406,874
	$	4,217,264

See Notes to Financial Statements.